October 28, 2010
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Popular, Inc. (File No. 001-34084) Comment Letter dated September 24, 2010
Dear Mr. Clampitt:
We are currently in the process of compiling the information required to respond to your comment letter. Certain of the comments call for very detailed information. At the same time, our staff is working on the Quarterly Report on Form 10-Q for the third quarter. Accordingly, we hereby request an additional extension until November 12, 2010 to respond to your comments.
If you have any questions or comments please do not hesitate to contact the undersigned at (787) 763-3258 or Marty Kury Latorre at
(787) 765-9800, Ext. 6146.
Very truly yours,
/s/ Ileana Gonzalez
Ileana Gonzalez
Senior Vice President and
Corporate Comptroller

c:	Lindsay A. Bryan John A. Spitz Jonathan E. Gottlieb Richard L. Carrión Jorge Junquera Ignacio Alvarez Zataraín